EXHIBIT 11.1

EF JOHNSON TECHNOLOGIES, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME (LOSS) PER SHARE

(in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
		(as restated)		(as restated)
Net income (loss)	$(1,605)	$645	$(1,735)	$(113)
Weighted average common shares – Basic	26,440,835	26,121,544	26,355,828	26,088,648
Net income (loss) per share – Basic	$(0.06)	$0.02	$(0.07)	$—

Net income (loss) per share - Diluted:
Shares used in computation:
Weighted average common shares – Basic	26,440,835	26,121,544	26,355,828	26,088,648
Dilutive effect of shares under employee stock plans	—	11,735	—	—
Weighted average restricted stock grants and units	—	553,734	—	—
Weighted average common shares – Diluted	26,440,835	26,687,013	26,355,828	26,088,648
Net income (loss) per share – Diluted	$(0.06)	$0.02	$(0.07)	$—